

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Mr. David J. Moss
President, Chief Executive Officer, Chief Financial Officer,
Secretary, Treasurer and Director
Tamandare Explorations Inc.
23046 Avenida de la Carlota, Suite 600
Laguna Hills, CA 92653

> **Re: Tamandare Explorations Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 16, 2010**
> **Response Letter Dated December 14, 2010**
> **File No. 333-150149**

Dear Mr. Moss:

We have completed our review of your filings, and do not have any further comments at this time.

Sincerely,

Ethan M. Horowitz
Branch Chief